Exhibit 99.1

 2018 Aircraft Leasing Conference

 Forward-Looking Statements  2  This presentation contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business, operations and financial performance, including the expected timing and benefits of the AirAsia portfolio transactions (the "AirAsia Transactions”). Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks; the risk that expected benefits of the AirAsia Transactions may not be fully realized or may take longer to realize than expected; the risk that business disruption resulting from the AirAsia Transactions may be greater than expected; and the risk that FLY may be unable to achieve its portfolio growth expectations, or to reap the benefits of such growth. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.Notes:All period end figures are as September 30, 2018 except as otherwise noted. Any 2018 year-to-date data is as of November 30, 2018.Fleet age and lease term are calculated using the weighted net book value of flight equipment held for operating lease, including maintenance rights and investment in finance lease, at period end.In addition to U.S. GAAP financials, this presentation includes certain non-GAAP financial measures. These non-GAAP financial measures are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with U.S. GAAP. We have provided a reconciliation of those measures to the most directly comparable GAAP measures in the Appendix.

FLY at a Glance

112 AIRCRAFT

YOUNG FLEET
7.1 Years average age

LONG LEASES
5.9 Years average lease term

DIVERSIFIED LESSEES
48 Airlines in **27** Countries

$2+ BILLION PIPELINE
50% Committed and Leased
50% Options

LONG-DATED FINANCING
5.5 Years average life, scheduled amortization

SIGNIFICANT INSIDER OWNERSHIP
17% Owned by BBAM shareholders

TRADING AT
~40% Discount to Net Book Value of **$20.89 per share**

Note: Figures as of September 30, 2018 except discount to net book value calculated using share price on November 30, 2018.

3

 Strong Industry Fundamentals  4            Robust Global Air Traffic Growth  7.0%  2018 Growth Forecast            Healthy Demand for LEASED Aircraft  Passenger Growth + Manufacturer Backlogs          Continued Airline Profitability  $34B  Global Airline 2018 Profit Forecast     POSITIVEFINANCIAL MARKETS  Ample Capacity at Attractive Rates          Source: IATA forecast data.

BBAM – A Strong Partner for FLY

3rd Largest Aircraft Manager*

FLY benefits from BBAM's comprehensive global platform

Buying/Selling Power Advantage

Provides FLY access to larger deals

Purely an Aircraft Manager

BBAM does not own any aircraft

Strong Alignment of Interests

BBAM shareholders own 17% of FLY stock

BBAM AIRCRAFT LEASING & MANAGEMENT

- 30 years of experience
- 150 professionals
- 8 offices worldwide
- 500+ aircraft managed
- 200+ airline relationships
- $20 billion of financing sourced
- 1,250+ aircraft remarketed
- Partners with Onex and GIC


Dublin
Zurich
San Francisco
New York
Puerto Rico
Tokyo
Singapore
Santiago

*Source: FlightGlobal rankings, September 2018.

5

 Strategy Driving Higher EPS and ROE            Selling Older and Under-Performing Aircraft  Reducing SG&A  Reducing Financing MARGINs  Reinvesting in Newer, More Profitable Aircraft  Repurchased Shares at a Discount to Book Value              6

 Significant YOY Growth – 9 Months 2018  7  GAAP  9M 2017  9M 2018  EPS  ($0.15)  $1.90  Adjusted Net Income  Adjusted EPS  Note: Dollars in millions, except EPS  GAAP  9M 2017  9M 2018  Net Income (Loss)  ($4.6)   $54.7  Adjusted ROE  9M 2017 9M 2018  GAAP  9M 2017  9M 2018  ROE  (1.1%)  12.3%

   33A320 aircraft  7CFM56Engines     2018  Portfolio Acquisition  8      PURCHASE-LEASEBACKS  4  6  11  21NEW A320 NEO familyaircraft  COMPLETED ACQUISITIONS YTD  Initial Phase Complete  $2+ BNPipeline      NEO OPTIONS  20NEW A320 NEO FAMILY aircraft  Delivering2019-2025

  Boeing 777-LRF   Boeing 787    Boeing 757   Boeing 737  FLY’s Modern Fleet  9  7.1 YEARS AVG. AGE98% In-production  73% Narrowbody27% widebody   Airbus a319  8  45   Airbus a320  42   Airbus a321  3   Airbus a330  3   Airbus a340  2  3  2  4  Note: Percentages represent weighted average net book value as of September 30, 2018.  3%  31%  4%  5%  1%  12%  8%  1%  35%  112 aircraft $3.7B NBV   Total Airbus   58  44%   Total Boeing   54  56%

   Well Diversified Lessees  10    Lessee  % Value  1  AirAsia  12%  2    9%  3    8%  4    7%  5  Thai AirAsia  4%  6    3%  7  Indonesia AirAsia  3%  8    3%  9    3%  10    3%  Top 10 Lessees    56%  5.9 years average lease term  Top 10 Lessees  48 Airlines in 27 Countries  Note: Sums may not foot due to rounding. Percentages based on net book value as of September 30, 2018.Leases associated with 9% of NBV are fully guaranteed by the Indian government.

Aircraft Sales

fly leasing

Three Aircraft Sold as of Q3

– $21 million economic gain
– 19% premium to NBV

19%
PREMIUM TO NET BOOK VALUE OF 3 AIRCRAFT SOLD AS OF Q3

Contracted to Sell 12 Aircraft

– 10.6 years average age and 3.2 years average lease term
– Generates ~$125 million free cash after expenses and repayment of debt

CONTRACTED TO SELL
12 AIRCRAFT

AirAsia Portfolio Sales

– Target to sell $150 million annually
– Reduces concentration and debt-to-equity ratio

$150M
OF SALES TARGETED ANNUALLY

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FLY's Value Proposition

- ✓ Attractive Industry Conditions
- ✓ Strong Financial Results
- ✓ Valuable Portfolio
- ✓ Positive Sales Market
- ✓ Committed Acquisitions
- ✓ Limited Financial Risk
- ✓ Share Price Upside

$2+ Billion Acquisition Pipeline

50% committed and leased;
50% options

Strong 9M 2018 Earnings and ROE

Sales at Premiums to Net Book Value

Long-Dated Financing

5.5 year average life, scheduled amortization

Trading at ~40% Discount[(1)] to Net Book Value

(1) Share price as of November 30, 2018.

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 Appendices  13

Capital Structure & Liquidity Overview

(in millions)	September 30, 2018		December 31, 2017		
Unrestricted cash and cash equivalents	$180		$329		
Unencumbered assets	$270		$331		
	O / S	Rate[1]	O / S	Rate[1]	Maturity
Securitization	$94	2.97%	$102	3.06%	2033
2012 Term Loan	413	5.15%	431	4.25%	2023
Nord LB Facility[3]	117	4.97%	153	4.47%	2018
CBA Debt	—	—	49	5.53%	N/A
Other Bank Debt Facilities	836	4.30%	906	3.83%	2019-2028
Aircraft Acquisition Facility	129	3.69%	86	3.41%	2022
Magellan Acquisition Facility	312	4.15%	332	3.15%	2025
Fly Aladdin Acquisition Facility	548	4.06%	—	—	2020/2023
Unamortized Discounts and Loan Costs	(39)		(29)		
Total Secured Debt	$2,410	4.32%	$2,030	3.84%	
2021 Notes	325	6.38%	325	6.38%	2021
2024 Notes	300	5.25%	300	5.25%	2024
Unamortized Discounts and Loan Costs	(8)		(9)		
Total Unsecured Debt	$617	5.84%	$616	5.84%	
Total Debt	3,027	4.63%	2,646	4.30%	
Shareholders' Equity	682		544		
Total Capitalization	$3,709		$3,190		
Debt to Equity	4.4x		4.9x		
Net Debt to Equity[2]	4.2x		4.3x		
Secured Debt to Total Debt	80%		77%		
Total Debt to Total Capitalization	82%		83%		

(1) Represents the contractual interest rates and effect of derivative instruments and excludes the amortization of debt discounts and debt issuance costs.
(2) Represents the ratio of total debt, less unrestricted cash and cash equivalents, divided by shareholders' equity.
(3) In November 2018, FLY extended the facility maturity date to January 2020.

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Remarketing Overview  15  All 2018 remarketing requirements have been completedNext remarketing requirement not until April 2019Market remains robust for remarketing aircraft  Aircraft Remarketing Requirements  (# of aircraft)  5.9 years average lease term  % of NBV  0%  3.3%  7.6%

 Adjusted Net Income & Adjusted ROE  Revised to conform to current period presentation.Percentages have been annualized.   (In thousands)  Q3 2018  Q3 2017(1)  9M 2018  9M 2017 (1)  Net Income (Loss)  $ 20,740  $ (12,504)  $ 54,714  $ (4,572)  Plus: Unrealized foreign exchange (gain) loss  (25)  476  (481)  2,004   Deferred income taxes  3,310  2,469  9,637  4,457   Fair value changes on undesignated derivatives   (1,206)   (449)    (3,446)   (944)  Adjusted Net Income (Loss)  $ 22,819  $ (10,008)  $ 60,424  $ 945  Average Shareholders' Equity  $ 635,193  $ 559,679  $ 592,402  $ 577,875  Adjusted ROE(2)  14.4%  (7.2)%  13.6%  0.2%  16